UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang

Jiashan, Zhejiang 314117

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This current report on Form 6-K/A of ReneSola Ltd (the “Company”) is being furnished to correct certain clerical errors in the unaudited consolidated statements of cash flow for the year ended December 31, 2014, contained in Exhibit 99.1 of the Company’s Form 6-K, which was originally submitted with the Securities and Exchange Commission on March 4, 2015, by (i) amending the amounts of “Net cash provided by (used in) operating activities,” “Proceeds from issuance of common shares,” and “Net cash provided by (used in) financing activities,” and (ii) adding the line item of “Proceeds from RPT.” Except for the matter described above, this Form 6-K/A does not contain any other changes to the Form 6-K filed on March 4, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: March 10, 2015

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release